The Hershey Company

Burton H. Snyder	100 Crystal A Drive
Senior Vice President,	P.O. Box 810
General Counsel and Secretary	Hershey, PA 17033-0810
Phone: 717-534-7912
Fax: 717-534-7156
bsnyder@hersheys.com

March 16, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:    The Hershey Company (File No. 001-00183)

Ladies and Gentlemen:

Please be advised that the Hershey Company (the “Company”) has proposed to amend its Equity and Incentive Compensation Plan, formerly known as the Key Employee Incentive Plan (the “Plan”), to, among other things, increase the number of shares of the Company’s common stock available for issuance by 14,000,000 shares, subject to stockholder approval. Pursuant to Instruction 5 to Item 10 of Schedule 14A, the Company supplementally advises that it intends to register these additional shares of Company common stock with the Commission pursuant to a Registration Statement on Form S-8 as promptly as practicable following shareholder approval of the proposed amended Plan at the Company’s Annual Meeting of Stockholders to be held on April 17, 2007.

Very truly yours,

/s/ Burton H. Snyder

Burton H. Snyder